082-03116

GREAT QUEST
METALS LTD.

RECEIVED
2009 AUG -4 A 7:59
OFFICE OF INTERNATIONAL CORPORATE FINANCE

[redacted]

09046674

SUPPL

July 24, 2009

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-7
Washington, DC
USA, 20549

To Whom It May Concern:

RE: Great Quest Metals Ltd. (the "Company")

Enclosed, for your files, is one copy of the Company's news release that was issued on July 24, 2009. This release was sent to the TSX Venture Exchange, BC Securities Commission and Stockwatch.

Yours truly,

GREAT QUEST METALS LTD.

J. Nestoruk

Jennifer Nestoruk
Corporate Secretary

/jn
enclosure

dlw 8/4

Suite 515, 475 Howe Street, Vancouver, BC V6C 2B3 Tel: 604-689-2882 Fax: 604-684-5854
Website: www.greatquest.com Email: info@greatquest.com

GREAT QUEST
METALS LTD.

RECEIVED
2009 AUG -4 A 7:49
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Suite 515, 475 Howe Street
Vancouver, BC, Canada V6C 2B3

Tel: 604-689-2882
Fax: 604-684-5854

Website: www.greatquest.com
Email: info@greatquest.com

July 24, 2009

A Great Quest Subsidiary is Granted an Autorisation d'Exploration on a Malian Phosphate Concession

VANCOUVER, BC -- Willis W. Osborne, President of Great Quest Metals Ltd. (TSXV: GQ; Frankfurt: GQM), is very pleased to announce that the Malian Government granted an Autorisation d'Exploration on a 230 square kilometre phosphate concession, designated as the Tin Hina concession, in the Tilemsi area, eastern Mali, West Africa to Engrais Phosphates du Mali-SA. Great Quest holds an 88% interest in Engrais Phosphates du Mali-SA.

A preliminary exploration survey, as required under the terms of the permit, has been completed. During the program, Company geologists outlined a substantial occurrence of phosphate rock on top of a 4,000 x 7,000 metre hill. A total of 58 samples from 6 pits and 31 outcrops were taken within the concession during the program. The samples have been submitted for assay to determine the content of $P_2 O_5$, contained mainly in the mineral, apatite.

The Company will not be acquiring either the Tamaguilelt phosphate deposit or the 36,000 tonne-per-year phosphate plant in Bourem; nevertheless, it will continue to evaluate the Tin Hina concession as well as other phosphate opportunities in the area. This strategic acquisition will help position the Company in the very important fertilizer sector within the agricultural industry.

Great Quest also holds the Kenieba and Bourdala gold concessions in Mali as well as the Taseko copper-gold-molybdenum property in British Columbia. Carl G. Verley (P.Geol), the Qualified Person pursuant to NI 43-101, has reviewed the contents of this news release.

**ON BEHALF OF THE BOARD OF DIRECTORS
OF GREAT QUEST METALS LTD.**

"Willis W. Osborne"

Willis W. Osborne
President

For additional information please contact:

Investor Relations:

George Butterworth: 604-689-2882
Toll Free: 877-325-3838

12g3-2(b) Exemption #82-3116
Standard & Poor's Listed
Trading Symbol: GQ Frankfurt Exchange: GQM